SUMMER ENERGY HOLDINGS, INC.

April 19, 2011

VIA EDGAR

Ms. Jenn Do
Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:	Summer Energy Holdings, Inc. Form 8-K Item 4.01 Filed April 6, 2012 File No. 1-35496

Dear Ms. Do:

On behalf of Summer Energy Holdings, Inc. (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the above-referenced Form 8-K (the “Form 8-K/A”).  This letter also sets forth the Company’s responses to comments from the Commission staff (“Staff”) contained in the comment letter from the Staff dated April 9, 2012.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the responses to each particular comment set out immediately under the respective comment.  The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.  Where indicated, the responses described below are contained in the Form 8-K/A.  Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Form 8-K/A.

1.	We note the cover of the filing indicates its File Number is 333-144620. However, the File Number in Edgar is 1-35496. Please revise accordingly.

Response: The Company has revised the File No. on the cover page of the Form 8-K/A in response to the Staff’s comment.

2.
You state in the first paragraph “Madsen’s audit reports on the financial statements for the Company’s past two years contained no adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, other than a going concern qualification.”  Please revise to specifically disclose the two years referred to in this statement.

Response: The Company has revised the first paragraph of the Form 8-K/A in response to the Staff’s comment in order to specify that the two years referred to were the Company’s fiscal years ended December 31, 2010 and December 31, 2011.

3.
You state in the second paragraph “The Company and Madsen did not have any disagreements (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) with regard to any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure for the audited financials for the last two fiscal years, which disagreements, if not resolved to the satisfaction of Madsen, would have caused it to make reference to the subject matter of the disagreements in connection with its reports.”  Please revise, if true, to state the foregoing was for the last two fiscal years through the date of dismissal.  Refer to Item 304(a)(1)(iv) of Regulation S-K.

Response: The Company has revised the second paragraph of the Form 8-K/A in response to the Staff’s comment in order to specify that the statement regarding the lack of disagreements was for the two fiscal years ended December 31, 2010 and December 31, 2011, and through the date of dismissal of the former accountants.

4.
To the extent that you make changes to the Form 8-K/A to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K/A.

Response:  In response to the Staff’s comment, the Company has filed an updated Exhibit 16 letter from the former accountants, which is included as Exhibit 16.1 to the Form 8-K/A filed herewith.

In responding to the Staff’s comments, the Company hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (713) 375-2790; Jaleea George, CFO, at (713) 375-2790; or Alexander N. Pearson of Kirton McConkie, PC, counsel to the Company, at (801) 328-3600 with any questions or comments regarding the foregoing or if the Staff requires any further information. Thank you for your assistance with this filing.

SUMMER ENERGY HOLDINGS, INC.

/s/ Roderick L. Danielson
By:           Roderick L. Danielson
Title:           President and Chief Executive Officer